April 1, 2019
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jeffrey Gabor

Re:	Acceleration Request for Tricida, Inc.
Registration Statement on Form S-1 (File No. 333-230657)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tricida, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-230657 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Washington, D.C. time, on April 3, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Geoffrey Parker
Geoffrey Parker
Chief Financial Officer

cc:	Gerrit Klaerner, Ph.D., Tricida, Inc
Geoffrey W. Levin, Sidley Austin LLP
Sharon R. Flanagan, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
David Peinsipp, Cooley LLP